EXHIBIT 99.1

Northern Dynasty Announces US$15 million Convertible Notes Offering and Up To CAD$3.4 million Private Placement

December 11, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports it has entered into a definitive agreement (the “Agreement”) with an Investor for US$15,000,000 aggregate principal amount convertible notes of the Company (the “Convertible Notes Offering”) and plans to complete a non-brokered private placement for aggregate proceeds of up to CAD$3,400,000.

Per the terms of the Agreement, Kopernik Global Investors, LLC on behalf of its clients (collectively, the “Investor”), will purchase convertible notes having an aggregate principal amount of US$15,000,000 (the “Notes”). The Notes will have a term of 10 years from the date of issuance and will bear interest at a rate of 2.0% per annum, payable semi-annually in arrears on December 31 and June 30 of each year, commencing on June 30, 2024. The principal amount of the Notes will be convertible at any time at the option of the Investor at a per share conversion price of US$0.3557, which is equal to a 10% premium to the 5-day volume weighted average price on the NYSE American (“NYSE American”), subject to adjustment in certain circumstances (i.e., including a change of control). The terms of the Notes will require that the Company redeem the note at 150% of the principal amount of the Notes, plus accrued but unpaid interest, at the election of the Investor, in the event that the Company proceeds with an equity financing in the future, subject to customary exclusions for non-financing issuances of its equity securities. In addition, the Notes will include change of control provisions under which (i) the Investor may elect to convert the Notes concurrent with a change of control transaction at the lower of the fixed conversion price and the price per common share implied by the change of control transaction, and (ii) the Company will be required to offer to repurchase the Notes at 101% of the principal amount, plus accrued but unpaid interest, if the Investor does not elect to convert. Timing of closing is subject to both parties satisfying certain closing conditions.

The Company also proposes to issue and sell by non-brokered private placement up to 8,500,000 units of the Company (the “Units”), at a price of CAD$0.40 per Unit, for aggregate gross proceeds of up to CAD$3,400,000 (the “Unit Offering”). Each Unit shall consist of one common share of the Company and one transferable share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company (a “Warrant Share”) for a period of two years from the date of issue at a price of CAD$0.45 per Warrant Share. The Warrants will be subject to accelerated expiry upon 30 calendar days’ notice from the Company in the event the Company’s common shares trade for 20 consecutive trading days any time after four months from Closing at a volume weighted average price of at least CAD$0.90 on either the Toronto Stock Exchange (“TSX”) or the NYSE American. The Units are proposed to be sold and issued under the Unit Offering pursuant to exemptions from prospectus requirements and other similar requirements under applicable securities laws. The Units will be subject to resale restrictions under applicable securities laws in Canada and the United States.

The closing of the Convertible Notes Offering and the Unit Offering are subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals including, without limitation, the approval of the TSX and the NYSE American. Closing of the Convertible Notes Offering is not conditional upon the closing of the Unit Offering and closing of the Unit Offering is not conditional on the closing of the Convertible Notes Offering. The net proceeds of the Convertible Notes Offering and the Unit Offering are expected to be used by the Company to fund the ongoing permitting process of the Pebble Project and for general corporate purposes including working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the execution of definitive agreements in connection with the purchase by the Investor of the Notes and the satisfaction of the conditions precedent to closing of the Convertible Notes Offering, (ii) the completion of the Unit Offering; (iii) the use of proceeds of each of the Convertible Notes Offering and the Unit Offering; (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits; (v) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable; (vi) the ability of the Company and/or the State of Alaska to successfully challenge the EPA’s Final Determination process under the Clean Water Act; and (vii) the ability of the Company to secure the significant additional financing, including the Convertible Notes Offering and the Unit Offering, to fund these objectives as well as ultimately funding mine construction, for which financing may not be available to NDM on acceptable terms or on any terms at all.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination or regarding NDM’s ability to secure significant additional financing, including the completion of the Convertible Notes Offering and the Unit Offering.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses; (ii) any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project; and (iii) the Company or its subsidiaries will be able to secure significant additional financing, including the completion of the Convertible Notes Offering and the Unit Offering.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and nine months ended September 30, 2023, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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